SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

VIACELL, INC.

(Name of Subject Company)

VIACELL, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

92554J105

(CUSIP Number of Class of Securities)

Marc D. Beer

245 First Street

Cambridge, Massachusetts 02142

(617) 914-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marc A. Rubenstein, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a ViaCell and PerkinElmer Question and Answer Document dated October 5, 2007.

PerkinElmer Announces Plans to Acquire ViaCell

Q&A

General

Q.	Can you tell us more about ViaCell?

A.	ViaCell, Inc. is a publicly traded biotechnology company with a commercial operation focused in the area of women’s health. ViaCell also conducts R&D to investigate potential therapeutic uses of umbilical cord blood derived stem cells and addressing other maternal health needs.

ViaCord® is ViaCell’s product offering through which families can preserve their baby’s umbilical cord blood at the time of birth for possible future medical use in treating over 40 diseases including certain blood cancers and genetic diseases. ViaCord is one of the leading family cord blood banks and has preserved over 130,000 newborn’s umbilical cord blood.

The Company’s product development pipeline includes ViaCyte, an innovative product candidate being studied to cryopreserve (freeze) and thaw human unfertilized eggs to potentially extend or protect fertility in women.

Beyond efforts to continue to improve ViaCord, the company’s investigation of other potential future therapeutic uses of umbilical cord blood-derived stem cells is primarily focused in the areas of cancer, cardiac disease, and diabetes.

The Company consists of approximately 250 employees. It is headquartered in Cambridge, Massachusetts and has a cord blood processing and storage facility in Hebron, Kentucky. The company has a sales team spread throughout the U.S. The Company is growing with reported revenues totaling $54 million in 2006 and reported revenue growth of more than 20% per year for each of the past five years.

Acquisition Terms

Q.	What is the transaction value? Will this be a stock or cash transaction?

A.	PerkinElmer expects to acquire ViaCell in a cash transaction valued at approximately $300 million. The acquisition will include ViaCell’s cash balances of approximately $40 million.

Q.	What is the timing of the acquisition?

A.	The acquisition of ViaCell is expected to close in the fourth quarter of 2007, pending customary closing conditions, including review under Hart-Scott-Rodino.

Q.	What are ViaCell’s recent financial results?

A.	ViaCell is a public company and trades under the symbol VIAC. ViaCell generated $59.0 million of revenue in the trailing 12 months, ended June 30, 2007.

Q.	How will this announcement affect PerkinElmer’s revenue expectations? Will PerkinElmer need to update financial guidance?

A.	ViaCell estimates that ViaCord sales will be in the mid-to high-$60 million range in 2007. PerkinElmer expects that the transaction will be additive to revenues in 2008 and slightly dilutive to its non-GAAP FY2008 adjusted earnings per share. PerkinElmer is not formally providing 2008 financial guidance at this time.

Q.	How does PerkinElmer expect to finance the transaction?

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A.	PerkinElmer expects to fund the transaction based on existing cash on hand, borrowings under its existing credit facility, and other borrowing being evaluated.

Business Strategy

Q.	What is the significance of this acquisition to PerkinElmer?

A.

The addition of ViaCell’s ViaCord cord blood banking business and its sales organization are expected to significantly expand PerkinElmer’s offerings and reach in prenatal and neonatal healthcare markets.

The acquisition brings to PerkinElmer a growing product line and a talented workforce. It also provides an opportunity to strengthen PerkinElmer’s position with clinicians as a result of ViaCell’s strong and established relationships with obstetrics professionals. Through its ViaCord product offering, ViaCell has established itself in the marketplace with obstetrics professionals and customers as a high quality leader in cord blood preservation and a strong research engine. As PerkinElmer develops its pipeline of prenatal screening tests, the Company sees the opportunity to leverage ViaCell’s sales force for the education of the clinical community for these new tests.

Q.	How many sales representatives does ViaCell have? How many sales representatives does PerkinElmer have? What is your goal?

A:	ViaCell has built a dynamic organization of more than 100 highly qualified sales and marketing professionals in the U.S. that regularly call on more than 17,000 obstetricians and interact with hundreds of thousands of prospective parents. Combined with PerkinElmer’s current US genetic screening salesforce, the Company expects to expand its US sales and marketing team following the close, with continued growth over time.

Human Resources/Employee Questions

Q.	When will “I” find out if “my” job is changing?

A.	Though its integration plans are still in development, at this time PerkinElmer does not expect to make significant changes to employee jobs as part of its integration process. Change is a constant in every dynamic organization and so jobs may change over time with the evolving needs and direction of the business.

Q.	Will there be layoffs?

A.	At this time, PerkinElmer does not expect significant layoffs resulting from the integration. The company will evaluate possible synergies between the companies and in certain areas may look for opportunities to rationalize common resources where it makes good business sense.

Q.	If I am laid off, what are my severance benefits?

A.	PerkinElmer will provide severance benefits that are consistent with past ViaCell practices to anyone who is terminated within one year of the transaction.

Q.	How will the integration process be run?

A.	To ensure as smooth an integration process as possible once the transaction closes, PerkinElmer has formally appointed an integration leader, Bill McKenzie, and Mary Thistle has been appointed as ViaCell’s integration leader, both of whom will be fully dedicated to the success of this effort. Bill and Mary will be supported by a cross-functional team of representatives from both companies who will be accountable for specific duties and milestones. ViaCell employees will be hearing more about the process from Bill and Mary over the coming weeks.

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Q.	What changes can/should employees expect?

A.	PerkinElmer is a dynamic, growth company that values its employees. PerkinElmer has a culture that embraces innovation, growth and performance. The company strives to ensure its employees are motivated and rewarded appropriately. For the most part, there will be no significant changes to ViaCell employees’ day-to-day jobs, and the way they are compensated for their jobs, as a result of the planned integration.

Q.	What will happen to my benefits (medical care, 401k, etc.)?

A.	After the completion of the deal, ViaCell employees will be transitioned to PerkinElmer’s benefit plans. Transition details, including exact timing will be determined during integration planning. PerkinElmer offers a competitive benefit package which includes a generous 401(k) match equal to 100 percent of the first five percent the employee contributes with immediate vesting.

Q.	What will happen to ViaCell stock options upon completion of the tender?

A.	ViaCell stock options will be fully vested and paid out at the time the deal closes, which means option holders will receive the difference between the strike price of the option and the offer price ($7.25). This amount will be paid to option holders in cash as soon after the close as reasonably possible. The gain amount will be fully taxable income to the employee.

Q.	What will happen to 2007 bonuses for those ViaCell employees participating in this program?

A.	PerkinElmer is planning to keep the existing ViaCell bonus plans in place through the end of 2007.

Q.	Is it possible PerkinElmer will change our salaries in 2008?

A.	Adjustments to base salaries are not expected. During the integration period, PerkinElmer will plan for the transition of ViaCell employees to its compensation program.

Q.	Who will run ViaCell?

A.	Marc Beer will not be staying with the business, but will be actively involved in the transition. Following the successful completion of the deal, we expect that Jim Corbett will lead ViaCell. During the integration, PerkinElmer will be speaking with all ViaCell management members regarding their roles within the new organization.

Q.	Does ViaCell management support this deal?

A.	Yes. ViaCell management is pleased that PerkinElmer has recognized the value it has created. They are also very excited about the future and believes that the prospects of its operating business, as well as its pipeline, are significantly enhanced by this transaction.

Q.	Why PerkinElmer?

A.	PerkinElmer is focused on growth and its genetic screening business is its fastest growing business. The addition of ViaCord into this infrastructure will further support ViaCell’s growth and will bring new opportunities to introduce additional product offerings in the future.

Q.	Does this deal allow us to expand ViaCell’s product offerings to the obstetrics marketplace?

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A.	Yes, PerkinElmer is interested in the growth opportunity of ViaCord and immediate access to a dynamic sales organization that can be leveraged with its products. This transaction gives ViaCell access to greater resources, people and products. PerkinElmer believes this transaction also provides a tremendous opportunity for professional development.

Q.	Will ViaCell’s offices continue to be in Cambridge?

A.	At this time, there are no plans to change the location of the Cambridge office.

Q.	Will the processing facility stay in Kentucky?

A.	At this time, there are no plans to change the location of the Kentucky facility.

Q.	Will ViaCell be selling PerkinElmer’s products through its sales force?

A.	An exciting opportunity resulting from this deal is the potential for ViaCell’s highly skilled and motivated sales force to offer an expanded portfolio of products and solutions to its customers. PerkinElmer intends to become a leading provider of complete prenatal and newborn healthcare solutions to both medical professionals and consumers.

Q.	Will ViaCell be selling internationally soon?

A.	While it is too early to have mapped out plans for international expansion, it is clear that the potential for the combined businesses to grow outside the United States, where PerkinElmer currently has a strong presence, is exceptional.

Q.	How does a tender offer work? How long will this process last?

A.	Now that the merger agreement has been approved by Boards of both companies, public filings will soon be made to initiate the formal tender process and seek regulatory approvals. The tender offer will be open for at least 20 business days. Upon successful close of tender, ViaCell would become a subsidiary of PerkinElmer, Inc. The formal integration process then would begin.

Marketing

Q.	How large is the cord blood banking segment? What growth is expected?

A.	Family cord blood banking remains in its infancy, and is poised for sizeable growth in the next five years. Based on demographic profiling, ViaCell estimates that the potential market for cord blood banking is 30% of the 4 million annual births in the U.S. It is estimated that the family cord blood banking segment could exceed $1 billion.

Q.	What is the addressable market? What is the current penetration?

A.	Currently cord blood is collected and stored from less than 5% of the 4.2 million babies born in the U.S. every year. Based on demographic profiling, ViaCell estimates that the potential market for cord blood banking is 30% of the 4 million annual births in the U.S.

Q.	Does any legislation exist on the state or national level to fund cord blood banking programs?

A.	Yes. At the federal level, The C.W. Bill Young Cell Transplantation Program has been enacted to establish a national public bank. Several states have passed legislation or have pending legislation relating to cord blood. In general such legislation requires that prior to the birth of children, parents be educated on cord blood banking, including the potential future health benefits to the child and family from such banking. Some states have also tried to address the need for cord blood preservation through creation of a public bank. In general, public banking efforts are limited. Furthermore, data supports that transplant results within the family, as supported by ViaCord, have better clinical outcomes over transplant results from unrelated cord blood donors/sources (the approach of the public bank).

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Q.	What differentiates ViaCord from its competitors?

A.	There are many important differences: ViaCell has been a leader in cord blood banking, quality and innovation. ViaCell offers premium value through its focus on quality and innovation. As an example, ViaCell is the only company with an FDA-approved, preloaded anticoagulant cord blood collection bag. The exclusive bag took over two years to create and can be used in a sterile environment (30% of all deliveries are caesarian-section). Ultimately, this promotes a high quality of collected stem cells for customers.

Q.	Will the value of cord blood banking decline as other therapeutic techniques come to market?

A.	ViaCell believes a related source of cord blood is the best therapeutic option in transplant medicine. ViaCell also sees a shift in transplant medicine where cord blood is becoming more widely used than bone marrow.

Q.	Does PerkinElmer intend to continue to invest in cord blood banking innovation?

A.	Yes. PerkinElmer believes that cord blood preservation presents a significant growth opportunity. PerkinElmer pursued ViaCell because it is a leader in innovation and quality and PerkinElmer intends to continue investing in innovation and quality as part of its growth strategy.

Q.	What are PerkinElmer’s other genetic screening offerings?

A.

PerkinElmer is the world leader in neonatal screening and is committed to expanding its genetic screening portfolio to provide the most accurate assessment of fetal and maternal health to women and their health care practitioners. PerkinElmer now offers Ultra-Screen®, a first-trimester prenatal screening protocol designed to provide patient-specific risk assessment for certain chromosomal abnormalities, through its NTD Laboratories division. The company also holds a global licensing agreement to develop assay kits for the ADAM12 biochemical marker, which has broad potential in maternal health screening for fetal chromosomal abnormalities, and has secured global rights for PP13 (Placental Protein 13), a new maternal serum marker currently under investigation that has shown potential for early identification of pre-eclampsia in low-risk patients.

ViaCord

Q.	How is cord blood collected?

A.	After a baby is born, but before the placenta is delivered, the mother’s obstetrician or midwife cleans a four- to eight- inch area of umbilical cord with antiseptic solution and inserts the blood bag needle into the umbilical vein. The blood flows into the bag by gravity until it stops, after which the collection is complete. The collection typically takes two to four minutes. Three tubes of maternal blood are also drawn for testing.

After the cord blood has been collected, the blood bag is then clamped, sealed, and clearly labeled for easy identification. The bag is then transferred to a processing facility by courier for processing and storage.

Q.	Are there any risks associated with the collection process?

A.	The collection process is easy and painless, and does not interfere with the delivery or subsequent care for your newborn.

Q.	How is the blood stored?

A.	Upon receipt of a baby’s cord blood unit, the ViaCord lab conducts tests to provide an assessment of the total volume collected and the concentration of stem cells, as well as check for bacterial and fungal contamination. In addition, the mother’s blood samples will be tested for infectious diseases.

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All processing is done at ViaCord’s state-of-the-art facility within a closed system that is designed to prevent airborne contamination. Processing a baby’s cord blood removes unnecessary plasma and cells and transfers the unit into a transplant-ready cryobag. After processing, a baby’s cord blood unit is cryopreserved and stored at extremely low temperatures (-196 Celsius).

Within six to eight weeks after storing a baby’s cord blood stem cells, the family will receive two copies of the test results — one copy for the family and another copy that can be given to the child’s pediatrician. The test results generally include two critical pieces of information a transplant physician needs to know: the volume of blood collected and the stem cell count.

Q.	What diseases are treatable with cord blood?

A.	Currently there are over 40 diseases that have been successfully treated with cord blood. These diseases include various forms of blood cancers and genetic diseases. In the future, therapeutic uses may be expanded to include cardiac disease, autoimmune diseases or neurological disorders. A complete listing of the diseases treatable with cord blood is available online at www.viacord.com.

Q.	What are the costs associated with collection and storage for parents?

A.	ViaCord charges an initial fee for the collection and processing of the cord blood and then a nominal annual storage and maintenance fee.

Q.	For how long are the stem cells collected and stored by ViaCord viable?

A.	Published studies demonstrate the cells can be stored for more than 15 years.

Q.	What does the transaction mean for existing ViaCord customers? How can they be sure their samples will remain safe?

A.	The business will remain uninterrupted and unaffected. Cord blood units will remain safely cryopreserved at ViaCord’s state-of-the-art processing laboratory and customer contracts will remain in place. Upon the successful completion of the transaction, PerkinElmer and ViaCell will be communicating directly to customers about the benefits of this combination and their shared commitment to protect their investments.

ViaCyte/Therapeutics

Q.	Will all of ViaCell’s product lines be supported?

A.	A significant part of the strategic rationale for this deal is the attractiveness of ViaCord’s target markets and the strong position of its core products. ViaCell has a strong reputation for innovation, including innovation relating to cord blood banking. In the integration plans, PerkinElmer will be seeking ways to ensure continued innovation of ViaCell’s core offerings. PerkinElmer has broadened its initial thinking on ViaCyte, a product candidate being studied for its potential to expand reproductive choices for women through the cryopreservation of human unfertilized eggs, and plans to explore all strategic options, including possible partnerships, for this important initiative. In addition, PerkinElmer plans to divest or seek partners for ViaCell’s other therapeutic development programs to enable these initiatives to realize their growth potential.

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Important Additional Information Will Be Filed with the Securities and Exchange Commission (SEC)

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of ViaCell, Inc. PerkinElmer has not commenced the tender offer for shares of ViaCell stock described in this document.

At the time the tender offer is commenced, PerkinElmer will file with the SEC and mail to ViaCell’s stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and ViaCell will file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These will contain important information about PerkinElmer, ViaCell, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC by PerkinElmer and ViaCell through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations departments of PerkinElmer or ViaCell.

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